UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

PHOENIX ENERGY RESOURCE CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-52843
(Commission File No.)

Nevada	20-5408832
(State of Incorporation)	(IRS Employer Identification No.)

Jun Yue Hua Ting, Building A
3rd Floor, Unit -1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
(Address of principal executive offices)

(86) 851-552-0951
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

PHOENIX ENERGY RESOURCE CORPORATION
Jun Yue Hua Ting, Building A
3rd Floor, Unit - 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about November 19, 2010 to the holders of record at the close of business on October 31, 2010 (the “Record Date”) of the common stock, par value $0.001 per share (the “Common Stock”), of Phoenix Energy Resource Corporation, a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated November 1, 2010, among the Company, China Bingwu Forestry Group Limited, a Hong Kong limited company (“Bingwu Forestry”), and Ms. Ren Ping Tu, its sole shareholder (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on November 1, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Phoenix Energy Resource Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on November 5, 2010.

On the Record Date, 2,090,044 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which we acquired 100% of the issued and outstanding shares of the capital stock of Bingwu Forestry from Ms. Ren Ping Tu, its sole shareholder, in exchange for 20,500,000 shares of Common Stock, which constituted 68.33% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

On the Closing Date, Mr. Rene Soullier submitted his resignation from our Board of Directors and appointed Messrs. Yulu Bai, Yudong Ji and Yi Zeng to our Board of Directors. Mr. Bai’s appointment became effective on the Closing Date, while Mr. Soullier’s resignation and the remaining appointments will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Jun Yue Hua Ting, Building A, 3rd Floor, Unit -1, #58 Xin Hua Road, Guiyang, Guizhou Province 550002, People’s Republic of China.

	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Officers and Directors
Rene Soullier 1001 Bayhill Drive 2nd Floor – Suite 200 San Bruno, California 94066	0	*	0	*
Yulu Bai	0	*	0	*
Jiyong He	0	*	0	*
Fangping Peng	0	*	0	*
Dongsheng Tan	0	*	0	*
All officers and directors as a group (5 persons named above)	0	*	0	*
5% Security Holders
Violet Phoenix Limited(3) Equity Trust Chambers P.O. Box 3269 Apia, Samoa	1,333,336	63.79%	4,643,292	15.48%
Suwen Hu Room 4002, RongChao Landmark 4028 Jintian Rd, Futian District Shenzhen, People’s Republic of China	148,352	7.10%	148,352	*
Shuwen Li Room 4002, RongChao Landmark 4028 Jintian Rd, Futian District Shenzhen, People’s Republic of China	148,352	7.10%	148,352	*
Jianzhao Liao Room 4002, RongChao Landmark 4028 Jintian Rd, Futian District Shenzhen, People’s Republic of China	148,352	7.10%	148,352	*
Ren Ping Tu(4)	0	*	20,500,000	68.33%
Horoy International Holdings Limited(5) Offshore Chambers P.O. Box 217 Apia, Samoa	0	*	2,000,000	6.67%
Goldenbridge Investment Holdings Limited(6) P.O.Box 3444 Road Town, Tortola British Virgin Islands	0	*	2,000,000	6.67%

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.
(2)	Based on 2,090,044 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of the Record Date) and 30,000,000 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Share Exchange Agreement (as of November 3, 2010).

(3)	Xiaolei Liang is the director of Violet Phoenix Limited and has voting and investment power over the securities held by it.

(4)	The shares held by Ms. Ren Ping Tu are subject to an option agreement, which gives our Chairman and CEO, Mr. Yulu Bai, an option to acquire all of the shares of our common stock currently owned by Ms. Tu.

(5)	Lai Hoi Man is the director of Horoy International Holdings Limited and has voting and investment power over the securities held by it.

(6)	Jiang Yu is the director of Goldenbridge Investment Holdings Limited and has voting and investment power over the securities held by it.

Changes in Control

On May 17, 2010, our Chairman and CEO, Mr. Yulu Bai, entered into an option agreement with Ms. Ren Ping Tu, pursuant to which Mr. Bai was granted an option to acquire all of the shares of our common stock currently owned by Ms. Tu, for an exercise price of $2,500,000. Mr. Bai may exercise this option, in whole but not in part, during the period commencing on the 365th day following of the date of the option agreement and ending on the second anniversary of the date thereof. After Mr. Bai exercises this option, he will be our controlling stockholder.

There are no other arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one member, Mr. Rene Soullier, who was elected to serve until his successor is duly elected and qualified. Mr. Soullier has submitted a letter of resignation and Messrs. Yulu Bai, Yudong Ji and Yi Zeng have been appointed to our Board of Directors. Mr. Bai’s appointment became effective on the Closing Date, while Mr. Soullier’s resignation and the remaining appointments will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

Directors and Executive Officers

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION
Yulu Bai	46	Chairman and Chief Executive Officer
Jiyong He	27	Chief Financial Officer
Fangping Peng	47	Chief Operating Officer
Dongsheng Tan	35	Chief Marketing Officer
Yudong Ji	56	Director (1)
Yi Zeng	41	Director (1)
Rene Soullier	34	Director (2)

(1)	Will become a director on the Effective Date.

(2)	Former Chairman, Chief Executive Officer, President and Chief Financial Officer prior to the Closing Date and current director until the Effective Date.

Mr. Yulu Bai. Mr. Bai was appointed to serve as our Chairman and Chief Executive Officer on the Closing Date. Mr. Bai has served as the General Manager of Bingwu Forestry’s Chinese operating subsidiary, Qian Xi Nan Aosen Forestry Company, Limited (“Aosen Forestry”), since 2004. Mr. Bai is the vice chairman of Guizhou Forestry Industry Association and vice chairman of Guizhou Small and Medium Size Private Business Credit Promotion Association. Mr. Bai holds a Bachelor’s Degree in fiber boards from Nanjing Forestry University (now called Northeastern Forestry University). Mr. Bai is a founder of the Company and brings more than 15 years of experience in the forestry industry, in particular in the production of fiber board. His historical knowledge of the Company and his knowledge of the forestry industry makes him invaluable to our Board’s discussions of the Company’s business and operations.

Mr. Jiyong He. Mr. He was appointed to serve as our Chief Financial Officer on the Closing Date. Mr. He served as a senior finance manager at Aosen Forestry since September 2007. Mr. He holds a Bachelor of Science Degree in Accounting from the Guizhou College of Finance and Economics.

Mr. Fangping Peng. Mr. Peng was appointed to serve as our Chief Operating Officer on the Closing Date, and has served as the Chairman of Aosen Forestry’s subsidiary Qian Xi Nan Silvan Flooring Company, Limited (“Silvan Flooring”) since 2004. Prior to joining Silvan Flooring, Mr. Peng worked as a director at Chongqing Comprehensive Wood Company, from 1986 to 2004. Mr. Peng holds a Bachelor’s Degree in Artificial Boards from Nanjing Forestry University.

Mr. Dongsheng Tan. Mr. Tan was appointed to serve as our Chief Marketing Officer on the Closing Date, and has served as Aosen Forestry’s Director of Marketing since May 2009. Prior to joining Aosen Forestry, Mr. Tan served as an officer at Shenzhen Zhongxu Corporate Citizenship in Action, from 2007 to 2009. Mr. Tan worked at Foshan Shunde KDS Electronics Col, Ltd as a regional sales manager from 2004 to 2006. Mr. Tan holds a Bachelor’s Degree in Marketing from Xiangtan University.

Mr. Yudong Ji. Mr. Ji will become a member of our board of directors on the Effective Date. Mr. Ji served at Guizhou Huacheng Group, a company engaged in various real estate development projects, from July 1993 to the present. Mr. Ji was a member of the Guiyang 9th Committee of People’s Political Consulting Conference in 2004, and a member of the Guiyang 12th People’s Congress in 2007. Mr. Ji earned his bachelor’s degree in general management from Guizhou University of Ethnicities in 1993. Mr. Ji has over 10 years’ experience as a real estate developer. His keen insights into the domestic real estate market makes him invaluable to our Board’s discussions of the Company’s business and operations and its long-term growth strategies.

Mr. Yi Zeng. Mr. Zeng will become a member of our board of directors on the Effective Date. Mr. Zeng served as the general manager at Zhong Ruixin Investment Guarantee Co., Ltd., a company engaged in credit guarantee services, investment management and consulting, from 1996 to the present. Mr. Zeng is the vice president at Guizhou Entrepreneur Association and vice president at Guizhou Small and Medium Size Private Business Credit Promotion Association. Mr. Zeng earned his bachelor degree’s in business management from Guizhou University in 1998. Mr. Zeng has extensive experience in the domestic financial services industry and capital markets, especially in Guizhou province, which makes him invaluable to our Board’s discussions of the Company’s capital and liquidity needs.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

  been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

  On October 22, 2007, Aosen Forestry established Silvan Flooring as a 55% majority owned joint venture with Guizhou Silvan Touch Wooden Co., Limited (“GST”), the 45% minority holder, which was 78.21% owned and controlled at the time by Mr. Yulu Bai, Aosen Forestry’s General Manager at the time. On May 8, 2009, Aosen Forestry acquired GST’s minority interest in Silvan Flooring from Mr. Bai and Silvan Flooring became Aosen Forestry’s wholly owned subsidiary. On September 29, 2009, Mr. Bai disposed of his interest in GST to a third party purchaser.

  In connection with the acquisition of Silvan Flooring, Aosen Forestry and GST entered into a licensing and distribution agreement, dated November 18, 2009, pursuant to which GST transferred its “Silvan Touch” trademark to Aosen Forestry and then licensed it back to GST to be used in connection with its distribution of our “Silvan Touch” products.

  During the fiscal year ended December 31, 2009, 65.79% of our sales were to GST. GST procures industrial fiber boards from us for the production of laminate flooring. However, GST ceased the production of laminate flooring during the second quarter of 2010, and stopped procuring industrial fiber boards from us. As at June 30, 2010 and 2009, our sales to GST were valued at $805,737 and $4,033,626, respectively.

  On May 18, 2010, Bingwu Forestry’s sole shareholder, Ms. Ren Ping Tu, entered into an Equity Ownership Transfer Agreement with the founders of Aosen Forestry, represented by Mr. Bai, to acquire all of the equity interest of Aosen Forestry for $2,488,471. Ms. Ren Ping Tu is Mr. Bai’s wife.

  From time to time, Mr. Bai has loaned funds to the Company to be used as working capital. As of June 30, 2010 and December 31, 2009, we owed Mr. Bai, $6,469,469 and $511,674, respectively. The amounts are unsecured, interest free and have no fixed term of repayment.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2009, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, because we had only one director, all actions were taken by written consent. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Bai’s experience and tenure, having founded Aosen Forestry and served as its General Manager since its incorporation in 2004, and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Yulu Bai, Chairman and CEO (1)	2009	8,800	-	-	-	-	8,800
	2008	8,800	-	-	-	-	8,800
Rene Soullier, former CEO (2)	2009	36,000	-	-	-	-	36,000
	2008	36,000	-	-	-	-	36,000

(1)	On November 1, 2010, we acquired Bingwu Forestry in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Bai became our Chairman and Chief Executive Officer, effective immediately. Prior to the effective date of the reverse acquisition, Mr. Bai served as the General Manager of Aosen Forestry. The annual, long term and other compensation shown in this table include the amount Mr. Bai received from Aosen Forestry prior to the consummation of the reverse acquisition.

(2)	Upon closing of the reverse acquisition of Bingwu Forestry on November 1, 2010, Mr. Soullier resigned from all offices he held with us effective immediately, and from his position as our director effective as of the Effective Date. Beginning March 1, 2008, we agreed to pay Mr. Soullier a monthly salary of $3,000. Mr. Soullier agreed to defer his salary until financing was secured. The amounts shown in the table include the salary accrued, but unpaid, for the noted periods. All amounts owed to Mr. Soullier were repaid in connection with the change of control that occurred on September 23, 2010.

Employment Agreements

On May 5, 2010, we entered into a three-year employment agreement with Mr. Bai, our Chief Executive Officer, pursuant to which we are obligated to pay him an annual salary of $8,800.

On March 27, 2009, we entered into a three-year employment agreement with Mr. He, our Chief Financial Officer, pursuant to which we are obligated to pay him an annual salary of $6,300.

On March 16, 2009, we entered into a three-year employment agreement with Mr. Peng, our Chief Operating Officer, pursuant to which we are obligated to pay him an annual salary of $7,400.

On May 5, 2010, we entered into a three-year employment agreement with Mr. Tan to serve as our Chief Marketing Officer, pursuant to which we obligated to pay him an annual salary of $6,200.

Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to our officers at this time. Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2009.

       Pursuant to the requirements of the Securities Exchange Act of 1934, 8888 Acquisition Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2010

PHOENIX ENERGY RESOURCE CORPORATION

By: /s/ Yulu Bai
       Yulu Bai
       Chief Executive Officer